

Keith Haring (1958–1990)



Keith Haring was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style.

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Price Appreciation of Similar Works

16.8%

Initial Offering Price

$2,442,000

Similar Sales



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Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 37 years
2021 Auction Sales	moderate $41,107,905
Repeat Sales	view

93% Progress

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DEAL SHEET

WHY WE LIKE THIS PAINTING

Keith Haring



- The Painting is a characteristic and commercial example of Keith Haring's signature bold graphic style, executed with Day-glo paint on metal shelving units.
- The Painting was included in Haring's landmark 1982 solo debut at the acclaimed Tony Shafrazi Gallery, which launched his successful career as an artist, and brought his art from the subway walls to gallery walls.
- The Painting comprises two highly popular and recognizable themes in Haring's work: the radiating pyramid, which references Ancient Egyptian antiquity, and the futuristic UFO. Both motifs appear in *Untitled* (1984), which sold in June 2021 for $5,937,264 and represents Haring's second most expensive price at auction. [1]
- Works by Haring executed in Day-glo are commercially desirable and have achieved prices upwards of $3 million at auction: the larger *Untitled* (1984) sold for $3,022,168 in June 2017. [2]

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- Close contemporaries of Haring such as Jean-Michel Basquiat have achieved auction records in excess of $100 million, while the top records for Haring's work at auction have yet to exceed $7,000,000.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales
$41,107,905

2021 Number of Lots Sold
699

KEITH
HARING

b. 1958, PENNSYLVANIA–d. 1990, NEW YORK

Day-glo enamel paint on metal shelving | 36 × 47 in. (91 × 119 cm.)

Keith Haring was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style.



$2,442,000

INITIAL OFFERING

16.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is a characteristic example of Keith Haring's signature style, composed with bold lines, vivid colors and simplified geometric forms. Included in the artist's landmark 1982 solo exhibition at Tony Shafrazi Gallery in New York City, the Painting was executed with Day-glo enamel paint on metal shelving units. Day-glo works, including the Painting, were first featured in the Shafrazi show and activated using an ultraviolet light, to transform the installation into a psychedelic visual experience, reminiscent of the hip-hop and club culture of New York in the 1980s. The Painting juxtaposes two highly recognizable themes in Haring's work: a radiating pyramid and a UFO. The immediacy of execution is communicated through the clearly legible bold lines, energetic splatters, and drips, which reference the visual language of comics, cartoons, graffiti tags and Pop art. The Painting is a prime example of Haring's ability to bridge high and low art forms to create universally appealing and accessible artworks. Further juxtaposition is created between the pyramid and the UFO, with the former referencing Ancient Egyptian antiquity, while by contrast, the UFO is a popular, futuristic symbol. Both motifs appear in *Untitled* (1984), which as of March 11, 2022, is Keith Haring's second most expensive work to be sold at auction, realizing £4,301,250 ($5,937,264) at Christie's, London on June 30, 2021. The Painting was previously offered for sale at Sotheby's in London, on June 28, 2017, where it sold for £944,750 ($1,223,829) against a presale estimate of £600,000 - £800,000 ($777,240 - $1,036,320). Works by the artist in Day-glo or acrylic on enamel have achieved prices of up to $3 million at auction: the larger *Untitled* (1984) sold for $3,022,168 (£ 2,333,000) on June 29, 2017 at Phillips, London. The Painting's iconography, exhibition history, medium and year make it a particularly commercial and desirable work by the artist.

To date, Haring's bold and graphic style can be found branded across merchandise, from clothing to skateboards. In addition to his commercial and public appeal, Haring's work continues to be collected around the world and is included in the permanent collections of prestigious institutions, such as the Museum of Modern Art and the Whitney Museum of American Art in New York, and the Los Angeles County Museum of Art, among others. As of March 11, 2022, Keith Haring's top three auction records include *Untitled* (1982), which sold for $6,537,500 at Sotheby's, New York on May 18, 2017, *Untitled* (1984), which sold for £4,301,250 ($5,937,264) at Christie's, London on June 30, 2021, and *Untitled* (1986), which sold for $5,779,200 at Sotheby's, New York on May 12, 2021.

AS OF MARCH 11, 2022, KEITH HARING'S TOP THREE AUCTION RECORDS INCLUDE, *UNTITLED* (1982), WHICH SOLD FOR $6,537,500 AT SOTHEBY'S, NEW YORK ON MAY 18, 2017, *UNTITLED* (1984), WHICH SOLD FOR £4,301,250 ($5,937,264) AT CHRISTIE'S, LONDON ON JUNE 30, 2021, AND *UNTITLED* (1986), WHICH SOLD FOR $5,779,200 AT SOTHEBY'S, NEW YORK ON MAY 12, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


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Keith Haring was an iconic 1980s artist, whose origins in street art helped him develop a globally recognized graphic style. Haring moved to New York City in 1978 and enrolled in the School of Visual Arts, where he developed his distinct illustrative style after becoming inspired by the spontaneity and technical mastery of the city's ubiquitous graffiti art. Cartoon figures drawn in a thick outline became synonymous with Haring's aesthetic and earned him a spot in the now legendary Times Square Show, which was organized by COLAB (Collaborative Projects) in 1980 and featured one hundred up-and-coming artists, including Jean-Michel Basquiat, David Hammons, and Jenny Holzer. In 1986, Haring established the iconic 'Pop Shop,' a store that offered inexpensive merchandise bearing authentic Keith Haring imagery, which he viewed as an extension of his artistic practice. While Haring was criticized by the mainstream art establishment for his wide commercial appeal, he firmly believed his art should remain accessible to the general public. Haring created dozens of murals and public works in his lifetime in cities such as New York, Antwerp, Berlin, and Tokyo, many of which were created for charities or involved collaborations with children. The artist intentionally addressed political issues, like the crack epidemic, apartheid and the AIDS crisis, which by the late 1980s, had claimed the lives of a number of Haring's close friends. In 1990, Keith Haring's own life was cut short at the age of 31 as a result of AIDS-related complications.


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IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Keith Haring with the following criteria: paintings executed in enamel and/or Day-glo on metal or steel supports, executed 1980-1985 that measure between 20 inches by 20 inches and 60 inches by 60 inches. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "Untitled" (1982), which sold on February 24, 1993 and "Untitled" (1982), which sold on November 7, 1990. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.8% CAGR implied from selected sales occurring from May 9, 1990 to October 2, 2019.

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